

June 13, 2013

Via E-mail
Mr. Christopher D. Myers
Chief Executive Officer
CVB Financial Corp.
701 N. Haven Avenue, Suite 350
Ontario, California 91764

> **Re:** **CVB Financial Corp.**
> **Form 10-K for Fiscal Period Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 000-10140**

Dear Mr. Myers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 1A. Risk Factors, page 13

1. We note disclosure of your new residential mortgage lending operation which commenced origination activities in 2012 in addition to brief discussions in your recent earnings conference calls. Please tell us and consider revising your future filings to disclose in detail this new lending operation, including but not limited to the types of loans offered and related balances as of December 31, 2012 and March 31, 2013.

Item 7. Management's Discussion and Analysis of Financial Condition and the Results of Operations

Provision for Loan Losses, page 37

2. We note your disclosure that the decrease in the provision for credit losses was primarily due to overall improvement in the performance of your loan portfolio. Given the fact that you have not recorded a provision for loan losses during any of the periods since the quarter ended March 31, 2011, please tell us in detail and revise future filings to provide enhanced qualitative disclosures explaining how observed changes in the credit quality of various components of your loan portfolio impacted the amount of the allowance for loan losses recorded at each period end as well as the resulting provision for loan loss recorded during the period. Your analysis should explain how you determined that each component was directionally consistent with the underlying credit quality of the applicable loan portfolio. Your analysis should also clearly explain how any refinements to your allowance methodology, if any, and the charge-off of specific valuation allowances during the period impacted the amounts recorded and how you considered this impact in your assessment of the appropriateness of the allowance. Please be as specific and detailed as necessary to provide an investor with a clear understanding of the observed changes in credit quality in each applicable loan portfolio and how these changes, as well as any other key drivers, impacted each component of the allowance for loan losses.

3. We also note from your allocation of allowance for credit losses table on page 63 that the unallocated component of the allowance has increased from $803,000, or 0.76% of your total allowance for loan losses for non-covered loans at December 31, 2010, to $6.1 million or 6.64% at December 31, 2012. We further note from your March 31, 2013 Form 10-Q that this component was $7.1 million or 7.7% of your total allowance for loan losses at March 31, 2013. Please tell us and revise future filings to present additional granularity regarding the reasons for the variability in this amount as well as the recent increase, the key drivers considered in its determination and how those key drivers impacted the amount recorded. Also discuss any trends or changes from prior periods related to this amount.

Form 10-Q for Fiscal Quarter Ended March 31, 2013

Note 6. Loan and Lease Receivables and Allowance for Credit Losses, page 18

4. In your Allowance for Credit Losses roll forward on page 22, we note that you present a combined allowance under Real Estate for both Commercial real estate and SFR mortgage, while providing disaggregated information related to these components in the summary table on page 18. We note that the underlying credit risk related to these two types of loans are different and therefore believe that disaggregated disclosures of the allowance would be meaningful to an investor. Please revise your future filings accordingly or tell us why you do not believe that separate disclosure is necessary.

5. We also note on pages 62 and 63 of your Form 10-K for the year ended December 31, 2012 your presentation of Summary of Credit Loss Experience and Allocation of Allowance for Credit Losses as required by Industry Guide 3. Please revise these tables in future filings to provide disaggregated information related to Commercial real estate and SFR mortgage to provide information consistent with that provided for the loan categories used in loan portfolio disclosures on page 47.

6. We note that your troubled debt restructurings (TDRs) have continued to increase and total $87.2 million as of March 31, 2013. Please tell us and revise your future filings to provide a roll forward of your TDRs for each period presented that will allow for an understanding of the gross movemespints within these balances. To the extent that restructured loans are removed from TDR classification, please provide us with an analysis that supports your determination to remove these loans from TDR classification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John A. Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief